UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date April 15, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CLARIFICATION ANNOUNCEMENT
REGARDING 2007 ANNUAL RESULTS ANNOUNCEMENT

China Eastern Airlines Corporation Limited (the “Company”) would like to clarify the information contained in the announcement dated 14 April 2008 regarding the 2007 annual results (“Announcement”).

The clarification is made to the Announcement under the columns “For the year ended 31 December 2006” and “Change” of the table “Yields and costs” in the section headed “Summary of Selected Operating Data” and the paragraph in relation to the Group’s cargo and mail traffic volume under the sub-section headed “Review of operations” in the section headed “Report of the Board of Directors”. The board of directors of the Company (the “Board”) wishes to clarify that typographical errors are noted in those sections.

Reference is made to the Announcement. Terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

The Board wishes to clarify that typographical errors are noted under the columns “For the year ended 31 December 2006” and “Change” of the table “Yields and costs” in the section headed “Summary of Selected Operating Data” and the paragraph in relation to the Group’s cargo and mail traffic volume under the sub-section headed “Review of operations” in the section headed “Report of the Board of Directors” and herein marked the amendments in those sections with underline for identification.

1

“SUMMARY OF SELECTED OPERATING DATA

	For the year ended 31 December 2007	For the year ended 31 December 2006	Change

Yields and costs
Revenue tonne-kilometers yield (RMB)	5.27	5.20	1.35%
- Domestic routes	5.91	5.77	2.43%
- International routes	4.44	4.31	3.02%
- Hong Kong routes	6.49	7.12	-8.85%

Passenger-kilometers yield (RMB)	0.61	0.61	-
- Domestic routes	0.61	0.61	-
- International routes	0.61	0.58	5.17%
- Hong Kong routes	0.65	0.71	-8.45%

Freight tonne-kilometers yield (RMB)	2.10	2.30	-8.70%
- Domestic routes	0.98	0.87	12.64%
- International routes	2.31	2.54	-9.06%
- Hong Kong routes	4.49	5.24	-14.31%
Available tonne-kilometers unit cost (RMB)	3.57	3.70	-3.51%”

“REPORT OF THE BOARD OF DIRECTORS

Review of operations

The Group’s cargo and mail traffic volume was 2,614 million tonne-kilometers in 2007, representing a 6.96% increase compared to the same period in 2006. Compared to the same period in 2006, the cargo and mail traffic revenues decreased by 2.48% to RMB5,486 million in 2007, which accounted for 13.5% of the Group’s total traffic revenues in 2007. The yield for the Group’s cargo and mail traffic declined from RMB2.30 in 2006 to RMB2.10 in 2007 which was mainly attributable to the increased number of competitors and intensified market competition resulting therefrom.”

Save as disclosed herein, the contents of the Announcement are true and accurate.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

2

As at the date of this announcement, the directors of the Company are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
15 April 2008

3